EXHIBIT 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2018	2017	2016	2015	2014
Earnings from continuing operations before taxes	$165,384	$65,451	$75,977	$94,680	$128,779
Capitalized interest amortization	2,062	2,071	2,043	2,102	2,351
Fixed charges	60,441	65,622	78,856	87,415	86,040
Less: Capitalized interest	(7,254)	(9,833)	(3,581)	(811)	(563)
Total	$220,633	$123,311	$153,295	$183,386	$216,607
Fixed Charges:
Interest expense	$48,211	$53,984	$66,554	$74,125	$74,923
Portion of rental expense representative of interest factor	12,230	11,638	12,302	13,290	11,117
Total fixed charges	$60,441	$65,622	$78,856	$87,415	$86,040
Ratio of earnings to fixed charges	3.65	1.88	1.94	2.10	2.52